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Filed by State Street Research Capital Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Capital Trust
SEC File No. 2-86271

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a letter sent to sponsors of plans for which certain series of the trusts are funding options, reminding these plan sponsors to instruct the trusts on how to vote their shares.

[Metlife Letterhead]


                                                                January 10, 2005





Ladies and Gentlemen:

In November, you received proxy materials requesting your vote on a proposal regarding the State Street Research funds, some of which are offered as funding options under the plan for which you serve as Plan Sponsor. State Street Research & Management Company, a subsidiary of MetLife, Inc., serves as investment advisor to the State Street Research Funds offered through MetLife's defined contribution programs.

Enclosed please find an additional letter from State Street Research providing updated information and requesting that you respond to the proxy solicitation if you have not already done so.

If you have any questions about the enclosed letter or the proxy materials, please call 1-877-456-6399.

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                            ADJOURNED MEETING NOTICE

                                                                January 10, 2005


                           STATE STREET RESEARCH FUNDS

                            ADJOURNED MEETING NOTICE:
                             MEETING OF SHAREHOLDERS
                     HAS BEEN ADJOURNED TO JANUARY 24, 2005

Dear Shareholder:

We are writing to inform you that the Shareholder Meeting for one or more of the State Street Research funds that are offered as funding options under the plan for which you serve as Plan Sponsor has been adjourned to allow the fund(s) to solicit additional votes. The meeting has been adjourned to Monday, January 24, 2005 at 4:00 p.m. (Eastern Standard Time). The fund(s) records indicate that you have not yet cast a vote. PLEASE TAKE THE TIME NOW TO CAST YOUR VOTE. In order for your vote to be represented, we must receive your instructions on or before the meeting on Monday, January 24, 2005.

For your convenience, we have established four easy methods by which to cast your vote:

     1. VOTE BY TELEPHONE: with a live representative by calling 1-877-456-6399 as soon as possible and have the enclosed proxy card in hand to provide our representatives with the information required to cast your vote.

     2. VOTE BY TOUCH-TONE TELEPHONE: by calling the toll-free number printed on your proxy card.


     3. VOTE BY INTERNET: by logging on to the web site address listed on your proxy card and following the instructions listed there.


     4. VOTE BY MAIL: by completing and signing the enclosed proxy card and returning it by mail in the enclosed prepaid return envelope (if mailed in the United States).

Your vote is important. If we do not receive your vote, a representative of the fund or a third party solicitation firm may contact you by telephone to obtain your vote. We apologize if we have made multiple requests to obtain your vote, but we want you to have every opportunity to participate in this very important fund meeting.

If you have any questions about the proxy materials you received, please call the number provided above or contact your financial advisor.

Sincerely,
/s/ Richard S. Davis

Richard S. Davis
Chairman of the Board
President & Chief Executive Officer


                                   2

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus / Proxy Statements with the Securities and Exchange Commission Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR trusts into certain series of BlackRock. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the Reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004 AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.